EXHIBIT 99.2
Media Release

07 June 2022

Rio Tinto and Salzgitter sign MOU to study using Rio Tinto iron ore in green steelmaking

MELBOURNE--(BUSINESS WIRE)-- Rio Tinto and the Salzgitter Group have signed a Memorandum of Understanding (MOU) to work together towards carbon-free steelmaking by studying optimisation of Rio Tinto’s high-quality Canadian and Australian iron ore products for use in Salzgitter’s SALCOS green steel project in Germany.

Under the MOU, Rio Tinto and Salzgitter will explore optimisation of iron ore pellets, lump and fines for use in hydrogen direct reduction steelmaking. The two companies will also explore the potential for greenhouse gas emission certification across the steel value chain.

Rio Tinto produces iron ore pellets and concentrate at Iron Ore Company of Canada and iron ore lump and fines in Western Australia’s Pilbara region. The partnership will focus on the potential use of these products in the SALCOS® - Salzgitter Low CO2 Steelmaking programme, which is targeting virtually carbon-free steel production, starting step-by-step in 2025 using hydrogen direct reduction.

Rio Tinto Chief Commercial Officer Alf Barrios said “We welcome the chance to work with Salzgitter on ways to accelerate green steelmaking, in keeping with our commitment to reduce emissions across the steel value chain.

“Salzgitter has one of the world’s most advanced green steelmaking projects. Rio Tinto is excited at the opportunity of supplying our product and combining our technical expertise with that of Salzgitter to help advance the SALCOS project.”

Salzgitter Flachstahl GmbH Chairman of the Management Board Ulrich Grethe said “With this alliance, we want to combine the knowledge of both companies to make further progress with low-carbon steel production.

“In this context, the Salzgitter Group is relying on strong partners, as set out in our ‘Salzgitter AG 2030’ Group strategy, in line with its motto of ‘Partnering for Circular Solutions’.”

Rio Tinto is committed to reaching net zero emissions by 2050 and is targeting a 15% reduction in Scope 1 & 2 emissions by 2025 (from a 2018 baseline) and a 50% reduction by 2030. Rio Tinto’s approach to addressing Scope 3 emissions is to engage with its customers on climate change and work with them to develop the technologies to decarbonise.

Under the SALCOS program, Salzgitter’s carbon-based blast furnace route will gradually be replaced from the middle of this decade by direct reduction plants, initially operated by natural gas and then with a steadily increasing proportion of hydrogen.

riotinto.com

View source version on businesswire.com: https://www.businesswire.com/news/home/20220607005639/en/

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
+1 514 796 497

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Page 2